SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

September 28, 2018

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Ituran Location and Control  Ltd. (“Ituran”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited interim consolidated financial statements of Ituran as of, and for the six month period ended June 30, 2018 (the “Financial Statements”); and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Ituran's financial condition and results of operations as of, and for, the six month period ended June 30, 2018.

The foregoing six-month unaudited condensed interim consolidated financial statements of Ituran, together with the Management’s Discussion and Analysis of Financial Condition and Results of Operations covering that six month period, are incorporated by reference into Ituran registration statement on Form F-3 (File No. 333-222289).

Attached hereto as Exhibit 101 are the Financial Statements, formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit

Number           Document Description

EX-101.INS    XBRL Taxonomy Instance Document

EX-101.SCH   XBRL Taxonomy Extension Schema

EX-101.CAL   XBRL Taxonomy Extension Calculation Linkbase

EX-101.DEF   XBRL Taxonomy Extension Definition Linkbase

EX-101.LAB   XBRL Taxonomy Extension Label Linkbase

EX-101.PRE   XBRL Taxonomy Extension Presentation Linkbase

The XBRL related information in Exhibit 101 to this Form 6-K shall not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: September 28, 2018